Exhibit 99.1

Gaotu Techedu Inc. Announces Management Changes

Gaotu Techedu Inc. (the “Company”) (NYSE: GOTU), a leading technology-driven education company in China focused on enabling lifelong learning through AI-powered solutions, today announced certain changes to its senior management team.

Mr. Bin Luo, Senior Vice President of the Company, has been promoted to Chief Operating Officer and will be responsible for overseeing and executing the Company’s operational strategies and leading the overall enhancement of the Company’s operational systems and financial performance.

Mr. Luo has served as a Senior Vice President and the head of the Company’s college student and adult education business since October 2023. Since then, he successively took charge of marketing, incubation of innovation initiatives, AI and technology division, and other business support operational departments. Mr. Luo joined the Company in 2014 at its inception. He has extensive experience in education, AI technology, marketing, and user growth.

Ms. Shannon Nan Shen has tendered her resignation from the position of Chief Financial Officer due to personal reasons, effective May 31, 2026. Ms. Shen will continue to serve as an advisor to the Company for three months following her resignation to ensure a smooth transition.

Mr. Larry Xiangdong Chen, founder, chairman and chief executive officer of the Company commented, “We sincerely thank Shannon for her significant contributions over the past seven and a half years. As a key contributor to and driver of our long-term development, Shannon has helped elevate our financial management capabilities through her exceptional expertise and leadership, while also making a profound impact on talent development, organizational building, and long-term strategic planning. Under her leadership, the Company has established a strong, disciplined, and sustainable financial management foundation, while building our finance infrastructure with a strong talent pipeline, deep professional expertise, and outstanding execution capabilities. We are deeply grateful for Shannon’s contributions to our long-term development and wish her continued success in her future endeavors.”

The Company has identified talents within the organization to assume Ms. Shen’s responsibilities on capital markets and financial reporting after her departure. Mr. Mike Buqing Xu, Head of Strategy, will oversee the Company’s capital markets-related matters. Ms. Willa Jia Yao, Senior Finance Director, will oversee the Company’s financial reporting matters.

Mr. Xu joined the Company in March 2024 as Head of Strategy. Prior to joining the Company, Mr. Xu served as general manager of the group strategy and innovation center of Dima Group Holdings Co., Ltd. from 2017 to 2024, and worked at McKinsey & Company from 2011 to 2014 and from 2016 to 2017. Mr. Xu received his bachelor’s degree from Tsinghua University in 2011 and his MBA degree from the Wharton School of the University of Pennsylvania in 2016.

Ms. Yao joined the Company in April 2020 and has successively held leadership roles across multiple positions within the Internal Audit Department and the Finance Department since joining the Company. Prior to joining the Company, Ms. Yao served as a manager at PricewaterhouseCoopers from October 2012 to April 2020. Ms. Yao received her bachelor’s degrees in environmental engineering and business administration from Beijing Institute of Technology in 2012 and her MBA degree from Tsinghua University in 2024.